

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2011

<u>Via E-mail</u>
Richard Henderson
President
Renewable Fuel Corp
7251 West Lake Mead Boulevard, Suite 300
Las Vegas, Nevada 89128

     Re: **Renewable Fuel Corp**
               Amendment No. 6 to Registration Statement on Form S-1
               Filed August 25, 2011
               File No. 333-170542

Dear Mr. Henderson:

     We have reviewed your registration statement and response letter and have the following comments.

<u>Summary Information, page 2</u>
<u>Organization, page 2</u>

1. Please revise the first paragraph on page 3 to disclose the total balance of loans in default, as noted in your balance sheet at June 30, 2011.

<u>The Offering, page 4</u>

2. Please tell us why the number of shares of common stock outstanding increased from 173,624,786 common shares to 173,802,838 common shares.

<u>Financial Summary, page 4</u>

3. Please correct the date of the column heading for the comparative interim income statement data on page 5, the comparative date should be the nine months ended June 30, 2010.

<u>Consolidated Financial Statements</u>
<u>General</u>

4. Please revise your annual and interim financial statements to disclose the average and year end exchanges rates you used in your foreign currency translations.

5. We note your response to comment four of our letter dated July 29, 2011. Please revise your annual and interim financial statements to clarify the specific nature of the non-controlling interest.

6. Please include a reconciliation of changes in total equity for the interim period ended June 30, 2011. Reference ASC 810-10-50-1A(c).

Note 5. Impairment of Long-Lived Assets, page 90

7. We note your response to comment five of our letter dated July 29, 2011 and have the following additional comments:

- Please provide us a specific and comprehensive discussion regarding how you determined each significant assumption in the cash flow projections you provided and how you determined each assumption is reasonable in light of actual and historical results. Please provide us analyses of your assumptions for sales, gross profits, EBITDA, and the discount rate. Also, please explain to us why there are virtually no changes in your assumptions for the periods presented in each cash flow projection you provided.

- Please provide us a specific and comprehensive discussion regarding how you determined that a third party would purchase the Malaysian plant at its approximate appraised value at November 2008, particularly in light of the fact that the projected cash flows in your cash flow analyses. Please explain to us the type of market participants that may serve as potential buyers, including the country of origin in which buyers may be located.

- Please fully explain to us, and revise your filing to disclose and discuss, the current status and results of the biodiesel and glycerin industries. Also, please fully explain to us how actual operating margins realized by specific companies in these industries would lead to the realization of cash flows that support a purchase price based on the current carrying value of your plant.

- Please specifically explain what the $400,000 you state you need to complete the plant will be used for and what the additional $5.7 million you state you need during the next 12 months will be used for.

- Please explain to us the current status and a summary of any communications between you and the bank regarding the loans in default. Please explain to us the steps necessary for a foreclosure process in Malaysia and the expected timeframe for such a process. Also, please explain to us why you believe the bank has not yet notified you that you are in default and has not yet begun the foreclosure process.

<u>Recent Sales of Unregistered Securities, page 122</u>
<u>Shares Issued in Exchange of Ownership, page 125</u>

8. We note the 2008 and 2010 disclosures. Please revise to provide the number of BRII common shares you received as consideration in 2008 and the number of PBC common shares that were exchanged to Dakap as consideration in 2010. Please also file your share exchange agreement with Dakap Capaian Sdn. Bhd as an exhibit.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: <u>Via E-mail</u>
        Michael Williams, Esq.
        Williams Law Group